Filed Pursuant to Rule 433
Registration No. 333-152895
March 3, 2009

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated March 3, 2009)
Issuer:	Mississippi Power Company
Security:	Series 2009A 5.55% Senior Notes due March 1, 2019
Expected Ratings*:	A1/A/AA- (Moody’s/Standard & Poor’s/Fitch)
Size:	$125,000,000
Public Offering Price:	99.306%
Maturity Date:	March 1, 2019
Treasury Benchmark:	2.75% due February 15, 2019
US Treasury Yield:	2.892%
Spread to Treasury:	+275 basis points
Re-offer Yield:	5.642%
Make-Whole Call:	T+45 basis points
Coupon:	5.55%
Interest Payment Dates:	March 1 and September 1 of each year beginning September 1, 2009
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
Trade Date:	March 3, 2009
Expected Settlement Date:	March 6, 2009 (T+3)
Book-Running Manager:	J.P. Morgan Securities Inc.
Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC Commerzbank Capital Markets Corp.
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or the underwriter will arrange to send you the prospectus if you request it by calling Mississippi Power Company collect at 1-404-506-0759 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.